
VENOMYX THERAPEUTICS
ENGINEERED ANTITOXINS

We are creating novel therapeutics for the **$15B antitoxins market**



- Snakes
- Spiders
- Scorpions
- Plants
- Bacteria
- Virus

OUR FIRST MARKET

The $1B snake antivenom market

We are developing a modern antivenom that is:

- **Broad-spectrum**
- **Humanized for safety**
- **Not manufactured in animals**
- **Portable**

Vipax™



In 2019 there will be:

5,500,000 snakebites
500,000 amputations
150,000 deaths

"One of the world's most neglected public health issues."

–World Health Organization


VENOMYX THERAPEUTICS

Today's Antivenom Relies on Antiquated Technology

Antivenom is produced the **same way it was in the 1800s.**

Snake venom is injected into horses to produce antibodies.

Today's antivenom needs improvement



X Expensive

Difficult animal-based production process

X Side effects

Animal antibodies create immune response in patients

X Poor efficacy

Requires many doses and is species-specific

OUR SOLUTION
Universal Recombinant Antivenom

Single domain antibodies offer a new approach


VHH

Safe
High homology with human antibodies

Effective
High affinity against conserved epitopes

Robust
High solubility and stability enable portability

Economical
Manufactured at scale in bacteria

OVERVIEW OF OUR PROCESS

Making a Recombinant Antivenom


VHH
Construct Antibody Library
Screen Library Against Toxin Target(s)
Select Toxin-specific Candidates
Manufacture Candidates at Scale
Bind and Neutralize Toxin in Patient

PROMISING PRECLINICAL RESULTS



Llama immunization (for library only)


α-venom Immune Response
Abs 450 nm
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
sera-1:500
2,000
8,000
32,000
128,000
512,000
2,048,000
8,192,000
pre-immune
bleed 1

Llama serum titers


Absorbance (490)
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
BSA (-)
Toxin 1
Toxin 2
Toxin 3
Toxin 4
Toxin 5

Llama Serum contains V_HH binders to every clinically-relevant toxin we've tested to date

PROMISING PRECLINICAL RESULTS





Binding and neutralizing whole venom of medically-important species in the U.S and Asia

PROMISING PRECLINICAL RESULTS



Monocled Cobra
N. kaouthia



Mice Survival (%)
120
100
80
60
40
20
0
0
3
6
12
24
48
Time post-injection (hrs)
Venom
Venom + VX-02

Our candidate was able to **save 100% of mice** from whole cobra venom

PROMISING PRECLINICAL RESULTS



Eastern Diamondback
C. adamanteus


120
100
80
60
40
20
0
% PLA2 Activity
Venom
Venom + Antivenom 1
0.4 mg/ml
Venom + VX01
0.2 mg/ml

Our binders inhibit toxin activity **better** at **lower** doses when compared to standard of care

IP STATUS & ASSETS

International Patent Filing: PCT/US18/29498
"Composition and Methods for Treating Snake Envenomation"
Filing Date 4/26/2018

- Venomics database
- Proprietary phage display libraries
- In-house expertise in toxinology and drug development

GLOBAL MARKET

Highly Underserved


United States
250M
350M
$1B
Asia
150M
250M
South
America
Africa

WHO BUYS ANTIVENOM?

Customer	Conventional Antivenom	Vipax™
Hospitals	✓	✓
Government	✓	✓
Non-profits	✓	✓
Military		✓
First responders		✓
State Parks		✓
Schools		✓

GO-TO-MARKET STRATEGY

Beachhead Risk Mitigation

First establish clinical safety/efficacy in **U.S.**



Then develop product for remaining regions:
Asia, Africa, Latin America

TRACTION

Strategic partnership interest from 4 corporate partners in our space

Licensing model provides:

- **Manufacturing**
- **Clinical Trials**
- **Distribution**
- **Government Alliances**

SWEET SPOT FOR BRINGING DRUGS TO MARKET

Compared to Typical Drug Approval



Priority Review
Overseas Clinical
Acute Indication

50% of the time
25% of the cost

REGULATORY PATHWAY

USFDA Clinical Trials

Single-blind, randomized, placebo-controlled, escalating single-dose study of safety and pharmacokinetics of Vipax	Prospectively defined, open-label, multi-center trials conducted in patients suffering from crotalid envenomation treated with Vipax	Multi-center comparator trial conducted to gather clinical data on the efficacy and safety of Vipax as compared with the antivenom standard of care
12 Patients	20 Patients	120 Patients
3-4 weeks	12 months	24 months

PAREXEL® SynteractHCR

Timeline & Milestones



$250k Pre-seed
$1.2M Seed
$5M Series A
$10M Series B
Oct 2016
Sept 2019
June 2020
Sept 2021
Sept 2022
U.S.
ASIA
STRATEGIC
PARTNER
FUNDED
+X% Royalty
☑Target Identification
☑Generate libraries
☑Generate candidates
☑Establish P.O.C.
☑File PCT
❑Complete Asia & U.S. candidate development
❑Complete preclinical trials
❑File IND
❑Complete Phase I/II clinical trials
❑cGMP Manufacturing
❑Complete Phase III clinical trials
❑cGMP Manufacturing
❑Approval (NDA)
+$X milestone payment
+$X milestone payment
+$X milestone payment

EXIT STRATEGY
M&A or IPO

Multiple Potential Strategic Partners

BTG
MERCK
SERUM INSTITUTE OF INDIA PVT. LTD.
Boehringer Ingelheim
FERRING PHARMACEUTICALS
Instituto Bioclon

Antivenom

gsk GlaxoSmithKline
Johnson & Johnson
NOVARTIS

Antitoxin

CORE TEAM

Motivated team with 30 years of drug discovery scientific and business expertise



DAN DEMPSEY
Founder & CEO

Celgene · University of California San Diego



DEEPANKAR ROY, PhD
Co-Founder & COO

USC · Genentech



PHILIP TAN, PhD
CSO

AstraZeneca · SAIC

ADVISORS

SCIENTIFIC:



ELDA SANCHEZ, PhD
Director
National Natural Toxin Research Center

TEXAS A&M UNIVERSITY KINGSVILLE



WILLIAM HAYES, PhD
Principal Investigator
Venomous Species Laboratory

LOMA LINDA UNIVERSITY

LEGAL & BUSINESS:

ORRICK

SOSV THE ACCELERATOR VC

INDIE BIO

VenomYx Therapeutics

Now raising a $1.2M Seed round to:

- √ Complete all preclinical trials
- √ File IND
- √ File PCT
- √ Generate candidates for antibacterial programs

$250k committed to round

Thank you!

ddempsey@venomyx.com

www.venomyx.com